UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number:    001-12421

(Check one):
☐ FORM 10-K         ☐ FORM 20-F         ☐ FORM 11-K        ☒  FORM 10-Q        ☐ FORM 10-D
☐FORM N-SAR      ☐FORM N-CSR
For Period Ended: June 30, 2014
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
NU SKIN ENTERPRISES, INC.
Full name of registrant
N/A
Former name if applicable
75 WEST CENTER STREET
Address of principal executive office (Street and Number)
PROVO, UT 84601
City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒
(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
 (c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nu Skin Enterprises, Inc. (the "Company") was unable to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2014 ("Second Quarter 10-Q") with the Securities and Exchange Commission by August 11, 2014 without unreasonable effort and expense to the Company.  The Company intends to file the Second Quarter Form 10-Q on August 12, 2014, contemporaneously with the submission of this Form 12b-25.
As disclosed in the Company's current report of Item 4.02 on Form 8-K filed on August 6, 2014, the Company determined to correct its accounting related to (i) hyper-inflationary adjustments with respect to its operations in Venezuela, and (ii) tax rebates related to the Company's new China headquarters.  The Company determined that it needed to restate its consolidated financial statements for the quarter ended March 31, 2014 to reflect hyper-inflationary adjustments as charges to Other Income (Expense) rather than as adjustments to Accumulated Other Comprehensive Loss in the Stockholders' Equity section of its consolidated balance sheet, and to record income to Other Income (Expense) for the tax rebates related to its new China headquarters. This restatement also required the Company to revise the financial statements it had planned to include in its Second Quarter 10-Q, and XBRL tagging related to such changes.  The Company also determined that its disclosure controls and procedures as of March 31, and June 30, 2014 were not effective as a result of a material weakness in its internal control over financial reporting.
Because these errors were identified shortly before the planned filing of the Company's Second Quarter 10-Q, and would have an impact on the disclosures in such quarterly report and required an assessment of the disclosures controls and procedures, the Company was unable, without unreasonable effort and expense to the Company, to complete its Second Quarter 10-Q and related processes in time to file such quarterly report by its due date.
PART IV - OTHER INFORAMTION
(1)	Name and telephone number of person to contact in regard to this notification Clayton A. Jones 801-345-1000 (Name) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes    ☒      No   ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes    ☒       No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting differences in the results of operations between the 2013 and 2014 periods as specified in the Company's current report of Items 2.02 and 9.01 on Form 8-K filed on August 6, 2014.
Forward-Looking Statements
This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that represent the Company's current expectations and beliefs. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws and include, but are not limited to, statements of management's expectations; statements of belief; and statements of assumptions underlying any of the foregoing. The words "expects", "intends", "anticipates" and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company's forward-looking statements include, among other things, any further accounting issues arising from our decision to adopt hyper-inflationary accounting for our operations in Venezuela, any currently undetected errors in our financial reporting or controls, our ability to complete and file our Second Quarter 10-Q in the time frame currently anticipated,  and other risks and uncertainties discussed more fully in the Company's filings with the SEC, including those discussed under "Risk Factors" in our 1934 Act Reports. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
NU SKIN ENTERPRISES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 12, 2014	By: /s/ Ritch N. Wood Name: Ritch N. Wood Its: Chief Financial Officer